Filed Pursuant to Rule 433

Registration Statement Nos. 333-209682 and 333-209682-01

Pricing Sheet to the Prospectus and Prospectus Supplement, each dated April 15, 2016, the Underlying Supplement No. 1-I dated April 15, 2016 and the Product Supplement No. 4-I dated April 15, 2016

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$3,000,000
Capped Buffered Enhanced Participation Equity Notes due 2020
(Linked to the S&P 500® Index)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Pricing Terms

Issuer: JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlier: the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by S&P Dow Jones Indices LLC (“S&P”). The accompanying product supplement refers to the underlier as the “Index.”

Principal amount: each note will have a principal amount of $1,000; $3,000,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•	if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount. You will receive less than $1,000.

Initial underlier level: 2,747.33. The accompanying product supplement refers to the initial underlier level as the “Initial Value.”

Final underlier level: the closing level of the underlier on the determination date. In certain circumstances, the closing level of the underlier will be based on the alternative calculation of the underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-45 of the accompanying product supplement or “The Underlyings — Indices — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-70 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Upside participation rate: 1.50

Cap level: 113.34% of the initial underlier level

Maximum settlement amount: $1,200.10

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 1.1111

Trade date: March 15, 2018

Original issue date (settlement date): March 22, 2018

Determination date: March 30, 2020, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-45 of the accompanying product supplement

Stated maturity date: April 1, 2020, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-43 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

CUSIP no.: 48129MDC7

ISIN no.: US48129MDC73

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: 2.00% of the principal amount*            Net proceeds to the issuer: 98.00% of the principal amount

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of 2.00% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-88 of the accompanying product supplement. The original issue price is 98.00% of the principal amount for notes purchased by investors in certain fee-based advisory accounts, reflecting a forgone selling commission with respect to these notes; see “Summary Information — Key Terms — Supplemental Plan of Distribution” on page PS-6 of the accompanying pricing supplement.

The estimated value of the notes, when the terms of the notes were set, was $982.50 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of the accompanying pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of the accompanying pricing supplement for information about secondary market prices of the notes.

JPMorgan Financial and JPMorgan Chase & Co. have has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial and JPMorgan Chase & Co. have filed with the SEC for more complete information about JPMorgan Financial and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Financial and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement, the underlying supplement, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Sheet dated March 15, 2018.